Mail Stop 4561

April 3, 2008

Mr. Anthony Lam
Chief Financial Officer
Points International Ltd.
800-179 John Street
Toronto, Ontario, Canada
M5T 1X4

      Re: **Points International Ltd.**
              Form 40-F for the year ended December 31, 2006
              Filed 3/29/07
              File No. 000-51509

Dear Mr. Lam:

      We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

              Sincerely,

              Daniel Gordon
              Branch Chief